Mail Stop 3561

October 1, 2007

Mr. William L. McComb
Chief Executive Officer
Liz Claiborne, Inc.
1441 Broadway
New York, New York 10018

Re: Liz Claiborne, Inc.
Form 10-K for Fiscal Year Ended December 30, 2006
Filed February 28, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Filed May 1, 2007
File No. 1-10689

Dear Mr. McComb:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Branch Chief